A Special Meeting of Shareholders was held on February 13, 2003 at 522 Fifth Avenue, New York, New York 10036 for purposes of approving an Agreement and Plan of Reorganization (the "Reorganization Plan") between the following series of J.P. Morgan Institutional Funds and J.P. Morgan Series Trust:

Acquiring Fund			      Target Fund
JPMorgan Disciplined Equity Fund      JPMorgan SmartIndexTM Fund ("SF")

Under the Reorganization Plan, the Target Fund transferred all of its assets and liabilities to the Acquiring Fund in a tax-free reorganization. In exchange, shareholders of the Target Fund received shares of the Acquiring Fund with a value equal to their respective holdings in the Target Fund. A majority of shareholders of approved the Reorganization Plan by the following votes:

			For		Against		Abstain
SF			160,748,475     54,874,836      14,092,828